February 27, 2013

Filed Under Rule 433

Registration No. 333-186255

Lexmark International, Inc.

Pricing Term Sheet

5.125% Notes due 2020

Issuer:	Lexmark International, Inc.

Principal Amount:	$400,000,000

Security Type:	Senior Note

Legal Format:	SEC Registered

Maturity:	March 15, 2020

Coupon:	5.125%

Price to Public:	99.998%

Yield to Maturity:	5.125%

Spread to Benchmark Treasury:	389.4 basis points

Benchmark Treasury:	1.375% due January 31, 2020

Benchmark Treasury Spot and Yield:	100-30+; 1.231%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2013

Make-Whole Call:	Treasury Rate plus 50 basis points

Trade Date:	February 27, 2013

Settlement Date:	March 4, 2013 (T+3)

Denominations:	$2,000 x $1,000

CUSIP:	529772AF2

ISIN:	US529772AF23

Ratings[1]:	Baa3 with stable outlook (Moody’s Investors Service, Inc.) / BBB- with stable outlook (Standard & Poor’s Ratings Services)

Joint Bookrunners:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc.

Junior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Fifth Third Securities, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. The Williams Capital Group, L.P.

Conflicts of Interest	As described in “Use of Proceeds,” we intend to use a portion of the net proceeds of this offering to redeem our 5.90% Senior Notes due 2013. In addition, we may use net proceeds of this offering to repay other debt, including any amounts that may be outstanding under our $350 million five year revolving credit facility that matures in 2017. Because a portion of the net proceeds of this offering, not including underwriting compensation, may be received by certain of the underwriters or their affiliates, to the extent any one underwriter, together with its affiliates, receives more than 5% of the net proceeds, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. Accordingly, this offering will be made in compliance with applicable provisions of FINRA Rule 5121. In addition, any underwriter that has a conflict of interest will not confirm sales to any account over which it exercises discretionary authority without the prior written consent of the account holder.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Citigroup Global Markets Inc. toll free at 1-800-831-9146.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.